December 10, 2013

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Justin Dobbie, Legal Branch Chief

Re:	AAR CORP.
Registration Statement on Form S-4
Filed October 22, 2013
File No. 333-191850

Dear Mr. Dobbie:

AAR CORP. (the “Company”) and substantially all of the Company’s subsidiaries (collectively, the “Guarantors”) today filed with the Securities and Exchange Commission (the “Commission”) an Amendment No. 1 to the above-referenced Registration Statement (the “Registration Statement”), relating to a proposed exchange offer (the “Exchange Offer”), in which the Company will offer to exchange up to $150,000,000 in aggregate principal amount of its 7.25% Senior Notes due 2022 (the “Exchange Notes”) for an equal principal amount of its previously-issued and outstanding 7.25% Senior Notes due 2022 (the “Restricted Notes”).  The Restricted Notes are, and the Exchange Notes will be, guaranteed by the Guarantors.  The terms of the Exchange Notes and the Restricted Notes are substantially identical in all respects, except that the offer and sale of the Exchange Notes will be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be free of any covenants restricting transfers for securities law purposes and providing exchange registration rights.

The Company hereby confirms that it is registering the Exchange Offer in reliance on the position of the staff of the Commission enunciated in no-action letters to Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co., Inc. (available June 5, 1991) and Shearman & Sterling (available July 2, 1993).

The Company also makes the following representations and warranties consistent with the Morgan Stanley and Shearman & Sterling no-action letters:

1.                                      Neither the Company nor any of the Guarantors has entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Company’s and the Guarantors’ information and belief, each person participating in the Exchange Offer (i) will acquire the Exchange Notes in its ordinary course of business and (ii) is not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

2.                                      The Company will make each person participating in the Exchange Offer aware (through the prospectus or otherwise) that any security holder using the Exchange Offer to participate in the distribution of the Exchange Notes to be acquired in the Exchange Offer (i) cannot rely on the Commission staff’s position enunciated in the Exxon Capital, Morgan Stanley or Shearman & Sterling no-action letters or similar letters, and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.  The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.

3.                                      The Company will also make each person participating in the Exchange Offer aware (through the prospectus or otherwise) that any broker-dealer who holds Restricted Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Restricted Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes, which prospectus may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Notes held by the broker-dealer).

4.                                      The transmittal letter filed as Exhibit 99.1 to the Registration Statement includes the following provisions:

(a)                                 “The undersigned further represents that (i) it will acquire the Exchange Notes in the ordinary course of its business; (ii) it has no arrangements or understandings with any person to participate in a distribution of the Exchange Notes; and (iii) it is not an “affiliate” of the Company within the meaning of Rule 405 under the Securities Act.”

(b)                                 “Any broker-dealer and any holder who has an arrangement or understanding with any person to participate in the distribution of Exchange Notes may not rely on the applicable interpretations of the staff of the Commission. Consequently, these holders must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. If the undersigned is a broker-dealer, it acknowledges that the staff of the Commission considers broker-dealers that acquired Restricted Notes directly from the Company, but not as a result of market-making activities or other trading activities, to be making a distribution of the Exchange Notes.

“If the undersigned is a broker-dealer that will receive Exchange Notes for its own account in exchange for Restricted Notes acquired by such broker-dealer as a result of market-making activities or other trading activities, it acknowledges that it will deliver a prospectus in connection with any resale of such Exchange Notes; however, by so acknowledging and by delivering a prospectus, the undersigned will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.”

Please feel free to call the undersigned at (630) 227-2050 or Robert J. Minkus of Schiff Hardin LLP at (312) 258-5584 if you have any questions about this letter.

Sincerely,

AAR CORP.

By:	/s/ Robert J. Regan
Robert J Regan
Vice President, General Counsel and Secretary